Exhibit 99.1

April 18, 2017

Allot Communications LTD. (“Allot”)
Hanagar Street 22
Neve Ne’eman Industrial Zone B,	- By E-Mail and Fax -
Hold Hasharon 4501317
Israel

Re: Position Paper – Annual Meeting of Shareholders to be held on April 27, 2017

Dear Sir/Madam,

Reference is hereby made to the specific 6-K filed by Allot on April 12, 2017 and the documents attached thereto (including a proxy statement supplement) with respect to Allot’s Annual Meeting of Shareholders scheduled to be held on April 27, 2017 (the "General Meeting").

Proposals 2, 3, 4, 5, 7 and 8 on the General Meeting's agenda all relate, in whole or in part, to the election and/or remuneration of Mr. Yigal Jacoby (Chairman of Allot) and/or Mr. Erez Antebi (CEO of Allot) and/or other Board Members, which include the proposed granting of restricted stock units and the ability to grant bonuses. Proposal 10 on the General Meeting's agenda, as appears on  the proxy card  (which  has been  added to the agenda following the undersigned's request), relates to the election of Mr. Pedro Vázquez as a Class I Director.

We, the undersigned (beneficial owners of 782,362 ordinary shares of Allot, as detailed in Annex A attached hereto), hereby propose to vote "AGAINST" Proposals 2, 3, 4, 5, 7 and 8, and to vote "FOR" Proposal 10, all due to the following reasons, which are to the best of our knowledge and belief:

Our Position to vote "AGAINST" Proposals 2, 3, 4, 5, 7 and 8:

1 - Allot’s share is sharply undervalued, in part after posting 2016FY results that were down 9.6% in revenues, accompanied with another profit warning in its 2017 guidance (expecting another 9.3% decline in sales at the midpoint). After the 2016 AGM there were quite a few changes amongst its top level, but we think they have had no effect and everything continues as usual. As such, Allot’s shares have been underperforming in relation to its main competitors for years:

Name	Reporting currency	Actual sales per employee	Actual Net Income Per employee	R&D Expenditure to Net Sales	YTD	1Y	2Y	3Y	5Y
ALLOT COMMUNICATIONS SANDVINE CORP RADWARE LTD	USD USD USD	193.360 $ 159.700 $ 236.943 $	-38.379 $ 17.356 $ 20.316 $	27% 19% 26%	-2% 8% 10%	-11% 7% 32%	-50% -12% -25%	-69% -4% -12%	-78% 95% -8%

Source: Bloomberg on March 22, 2017

It should be emphasised that Procera, in the same niche as Allot, was sold in June 2015 because their board, foreseeing the negative future of the market, decided that this was the best option.

2 - Board & Management are going nowhere: Allot’s core niche, Deep Packet Inspection (DPI), is experiencing a commoditisation due to three main reasons: (a) large telecommunications providers (e.g., Ericsson, Nokia, Huawei and Cisco) are already including DPI's functionalities in their traditional equipment (routers/switches); (b) new regulation limiting service providers’ ability to prioritise applications in their networks and (c) today, over 18% of global communications traffic and more than 50% of total internet traffic is encrypted (this percentage is constantly increasing), which renders DPI technology less useful (traffic management systems accounted for 50% of Allot’s revenues in 2016). Up to now, in our opinion Allot's Board has not established a valid product strategy. We neither believe the Board has explicitly defined an appropriate GtM strategy and this can be verified through its two-year revenue declines plus a profit warning for 2017. Despite its lack of transparency in some respects, we can intuit important failures in its market approach strategy. Just two examples: their scarce presence in the US (3% of 2016 revenues) and their almost exclusive focus on telco providers, forgetting other verticals (governments, banks…)

Furthermore, the Board barely holds 1.31% of Allot’s capital.

3 - Cash Hoard, Inefficient Capital Allocation: the main goal for the Board has been to sit on Allot’s cash pile (close to 70% of its market cap). Allot should hold an amount of cash necessary to develop a Product & GtM Strategy. Surplus capital not needed in the business, should be distributed as special dividends among its shareholders.

4 –The company has historically been unable, disinterested and has shown a lack of knowledge on transmitting to the market the basic elements of management and strategy, a responsibility that relies on the Board and which must be communicated by top executives, through earnings calls and other events.  This poor communication between  management and the  stakeholders provoke mistrust, uncertainty and induce to think of agency issues. It has been causing a value deterioration for shareholders and shows a clear lack of acumen and preparation. This behaviour, evident and uncorrected, has been continuously reflected on the earnings conference calls performed by the previous CEO (Mr. Andrei Elephant), and more recently, by the current CEO (Mr. Erez Antebi).

Our Position to vote "FOR" Proposal 10:

1 - The current Board configuration, and the one that could result from the approval of Proposals 4, 7 and 8, will apparently constitute a Board with no dissenting voices, completely aligned with the strategy followed in recent years, and where new options are probably not only rejected, but also not even brought before the Board for assessment.

2 – Mr. Pedro Vázquez is a member of IPW's Steering Committee (please see below regarding IPW). As such, he acts, inter-alia,  as a board member in some of IPW’s partly owned-companies (e.g., Altitude), and as part of the management in other such companies (e.g., Panda).

Mr. Vázquez is an economist, and has worked as an external audit manager and earned the CPA designation, in addition to holding positions bearing financial responsibilities in the past.

During the last 18 years, Mr. Vázquez has been CIO (among other functions) in two large Spanish banks and from this position, he has developed the required perception from a user’s perspective to provide Allot´s Board with a complementary vision.

3 - IPW is the owner of IBIM2 Limited, a Spanish-based fund specialised in tech investments and is run by ample experienced professionals from the tech management environment. As such, it combines a deep sector knowledge with the financial acumen necessary to  operate in equity markets. It has three main business lines:

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Private equity: non-listed tech investments, with an active presence in Boards of Directors, and depending  on the circumstances, in  the executive management of the companies. Within these investments, the following are worth mentioning:

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Panda Security: has developed and sells an endpoint detection and response (EDR) cyber security solution. It is directly managed by IPW, has a similar size to Allot, its revenue is growing by double digits and it is highly profitable.

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Altitude Software: has developed and sells a customer engagement software platform based on telecom infrastructure, it is half the size of Allot but with revenue growth and profitability well over its main competitors. Altitude Software is also directly managed by IPW.

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Active role in listed companies: usually on a friendly approach with the Board of Directors.
For example: eFront (146% total return as a result of its takeover) and Readsoft (232% total return as a result of its takeover).

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Passive role in listed companies: IPW holds a large portfolio (currently 26 companies) in listed tech companies. This business line allows us to keep an updated view of the tech markets and the relative value of the investments depending on the sectors and companies.

Sincerely,
IBIM2 LIMITED
José Sancho García
María del Pilar Thomas Ríos

Contact information
José Sancho: jsancho@ipw.es
Diego Santo Domingo:  dsantodomingo@ipw.es
Marc García Pinard:  mgarciap@ipw.es